UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Regal Entertainment Group

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

758766 10 9

(CUSIP Number)

December 4, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758766 10 9

1.	Names of Reporting Persons. The Anschutz Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,560,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,560,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.67%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 758766 10 9

Explanatory Note

On December 4, 2017, The Anschutz Foundation received a charitable contribution of 6,000,000 shares of Class A Common Stock of Regal Entertainment Group (the “Issuer”). Prior to the transaction described above, The Anschutz Foundation held 5,560,000 shares of Class A Common Stock of the Issuer.

The transaction described above resulted in The Anschutz Foundation being the record holder of 11,560,000 shares of Class A Common Stock of the Issuer.

Item 1.

	(a)	Name of Issuer Regal Entertainment Group

	(b)	Address of Issuer’s Principal Executive Offices 7132 Regal Lane Knoxville, Tennessee 37918

Item 2.

	(a)	Name of Person Filing This statement is filed by The Anschutz Foundation.

	(b)	Address of Principal Business Office or, if none, Residence The address of the Principal Business Office for The Anschutz Foundation is as follows: 1727 Tremont Place Denver, CO 80202

	(c)	Citizenship The Anschutz Foundation is a non-profit charitable organization incorporated in Colorado.

	(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

	(e)	CUSIP Number 758766 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP No. 758766 10 9

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 4, 2017:

		(a)	Amount beneficially owned: The Anschutz Foundation beneficially owned 11,560,000 shares of Class A Common Stock of the Issuer.

		(b)	Percent of class: 8.67%

		(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 11,560,000

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 11,560,000

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 758766 10 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2017	THE ANSCHUTZ FOUNDATION

	By:	/s/ Ted E. Harms
	Name:	Ted E. Harms
	Title:	Executive Director